SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

The Joint Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47973J102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. identification number (entity only)	John Leonesio
2	Check the appropriate box if a member of a group	(a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
5	Sole voting power	756,130**
6	Shared voting power
7	Sole dispositive power	756,130**
8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person	756,130**
10	Check if the aggregate amount in Row (9) excludes certain shares	[ ]
11	Percent of class represented by amount in Row (9)	6.0
12	Type of reporting person	IN

**Includes 2,500 shares issuable upon exercise of vested options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

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This Amendment No. 1 (this "Amendment") to the Schedule 13G originally filed by the reporting person with the Securities and Exchange Commission on February 9, 2015 (the "Original Schedule 13G" and this Amendment, the "Schedule 13G") amends and restates Item 4 in its entirety as set forth below.

Item 1(a). Name of Issuer:

The name of the issuer is The Joint Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive offices are located at 16767 N. Perimeter Drive, Suite 240, Scottsdale, Arizona 85260.

Item 2(a). Name of Person Filing:

The person filing this schedule is John Leonesio.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the person filing this schedule is:

John Leonesio

9383 E. Bahia, Suite 115

Scottsdale, Arizona 85260

Item 2(c). Citizenship

Mr. Leonesio is a citizen of the United States.

Item 2(d). Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number

47973J102

Item 3. If this statement is filed pursuant to §§ 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).;

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

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(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the time of institution: not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

The 756,130 shares of the common stock of The Joint Corp. for which this schedule is filed consist of (i) 753,630 shares owned by LTLx2, LLC, a limited liability company of which Mr. Leonesio is the sole member and (ii) 2,500 shares issuable to Mr. Leonesio upon exercise of vested options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

(b) Percent of class:

6.0%

The percentages in this schedule were calculated on the basis of 12,536,180 shares outstanding as of December 31, 2015, plus 2,500 shares that would be outstanding upon the exercise of Mr. Leonesio’s vested stock options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 756,130**

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 756,130**

(iv)	Shared power to dispose of to direct the disposition of: 0

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**Includes 2,500 shares issuable upon exercise of vested options granted under The Joint Corp. Amended and Restated 2014 Incentive Stock Plan.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2016.

/s/ John Leonesio

     John Leonesio

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